

March 24, 2011

Ms. Allison Jacques-Controller
Martha Stewart Living Omnimedia, Inc.
601 West 26th Street
New York, NY 10001

   Re: Martha Stewart Living Omnimedia, Inc.
     Form 10-K
     Filed March 8, 2010
     File No. 001-15395

     Form 10-Q
     Filed November 4, 2010
     File No. 001-15395

     Definitive Proxy Statement on Schedule 14A
     Filed April 5, 2010
     File No. 001-15395

Dear Ms. Jacques:

  We have reviewed your response letter dated March 11, 2011 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement Filed April 15, 2010

Compensation Discussion and Analysis, page 17

1. While we note your response to our prior comment one, it appears that the "market check" performed may have been used to justify the salary paid to Ms. Stewart. In this regard, please provide us with your analysis as to how this market check did not constitute a justification of the salary paid to Ms. Stewart or advise. To the extent this market check was used to justify Ms. Stewart's salary, please confirm that in future filings you will list the companies to which the Compensation Committee compared similar talent compensation to that paid to Ms. Stewart and disclose the degree to which the Compensation Committee considered such companies comparable to you.

   You may contact Juan Migone at 202-551-3312 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John D. Brown at 202-551-3851 or Julie Rizzo at 202-551-3574 with any other questions.

   Sincerely,

   David R. Humphrey
   Branch Chief